                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                          EASYLINK SERVICES CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   27784T 10 1
                                 (CUSIP Number)

                             David W. Ambrosia, Esq.
                          EasyLink Services Corporation
                               399 Thornall Street
                                Edison, NJ 08837
                            Tel. No.: (732) 906-2000


             --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 27, 2001
                              - ------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 2 of 8 Pages
---------------------                                       --------------------

         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  George Abi Zeid
--------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                             (b)
--------------------------------------------------------------------------------

         3.       SEC USE ONLY
--------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS   OO
--------------------------------------------------------------------------------

         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------

NUMBER OF                  7.  SOLE VOTING POWER
SHARES                           28,725,068
                               ------------------------
BENEFICIALLY
OWNED BY                   8.  SHARED VOTING POWER
EACH PERSON                             0
                               ------------------------
WITH
                           9.  SOLE DISPOSITIVE POWER
                                 28,725,068
                               ------------------------

                           10. SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,725,068
--------------------------------------------------------------------------------

         12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
--------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.91%
--------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


                                       2
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                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 3 of 8 Pages
---------------------                                       --------------------


Item 1.    Security and Issuer.
           -------------------

         This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of EasyLink Services Corporation., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located 399 Thornall Street, Edison, NJ 08837.

Item 2.    Identity and Background.
           -----------------------

                  (a)      Name of filing person:

                                    George Abi Zeid (the "Reporting Person")

                  (b)      Business Address:

                                    EasyLink Services Corporation
                                    c/o EasyLink Services International, Inc.
                                    262 Glen Head Road
                                    Glen Head, NY 11545

                  (c)      Principal occupation:

                                    President - International Operations
                                    EasyLink Services Corporation
                                    c/o EasyLink Services International, Inc.
                                    262 Glen Head Road
                                    Glen Head, NY 11545

                                    Director
                                    EasyLink Services Corporation

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:

                                    United States of America


                                       3
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                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 4 of 8 Pages
---------------------                                       --------------------


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

         On November 27, 2001, the Issuer completed its previously announced restructuring of approximately $63 million of debt and capital lease obligations, including approximately $9.2 million of debt held by the Reporting Person (the "Debt Restructuring").

         Pursuant to a Modification Agreement (the "Modification Agreement"), between the Issuer and the Reporting Person, the Issuer agreed to issue a Convertible Promissory Note in the original principal amount of $2,682,964 (convertible into 2,682,964 shares of Issuer Common Stock) (the "Convertible Promissory Note"), 2,682,964 shares of Issuer Common Stock and warrants to purchase 2,682,964 shares of Issuer Common Stock (the "Warrants") to the Reporting Person in exchange for a promissory note in the original principal amount of $9,188,235 in favor of the Reporting Person. The Reporting Person has since waived his right to receive 950,000 of the shares of Class A common stock issuable to him in order to permit the grant of shares or options to employees. Accordingly, upon completion of the Debt Restructuring on November 27, 2001, the Reporting Person received 1,732,964 shares of Class A common stock which are included in this report (the "Restructuring Shares"). Separately, the Reporting Person made a gift of an aggregate of 150,000 shares of Class A common stock.

         Pursuant to an Agreement and Plan of Merger dated as of January 31, 2001 (the "Merger Agreement") by and among the Issuer, ML Acquisition Corp., a newly formed Delaware subsidiary of the Issuer ("Merger Sub"), Swift Telecommunications, Inc., a New York corporation ("STI-NY") and the Reporting Person as the sole shareholder of STI-NY, STI-NY merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and as a wholly-owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Issuer entered into a letter agreement (the "TII Commitment Letter") to acquire Telecom International, Inc. ("TII"), which immediately prior to the acquisition of STI-NY was an affiliate of the Reporting Person. The purchase price for TII was originally negotiated at $117,646 in cash, a promissory note in the aggregate principal amount of approximately $1,294,118 and 2,670,589 shares of the Issuer Class Common Stock. In order to facilitate the Debt Restructuring and to reduce the Issuer's debt obligations and cash commitments, the Reporting Person and the Issuer agreed to modify the Issuer's commitments in respect of TII. In lieu of acquiring TII, the Issuer agreed to purchase certain assets owned by TII and assume certain liabilities not to exceed $200,000. In addition, in lieu of the above consideration, the Issuer issued 3,000,000 shares of Issuer Common as the sole purchase price (the "TII Shares"). The Reporting Person beneficially owns indirectly a majority of the capital stock of TII and, accordingly, may be deemed to beneficially own the TII Shares. The Reporting Person disclaims beneficial ownership of the TII Shares.

Item 4.    Purpose of Transaction.
           ----------------------

         The Convertible Promissory Note, the Restructuring Shares and the Warrants were issued pursuant to the Modification Agreement. Upon the closing of the Debt Restructuring, the Reporting Person exchanged a $9,188,235 promissory note in favor of the Reporting Person for (i) the Convertible Promissory Note, the Restructuring Shares and the Warrants. See Item 3.

         Separately, the Reporting Person made a gift of an aggregate of 150,000 shares of Class A common stock.

         The TII Shares were issued to TII in settlement of all obligations under the TII Commitment Letter relating to the proposed purchase of TII. See
Item 3.


                                       4
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                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 5 of 8 Pages
---------------------                                       --------------------


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Reporting Person beneficially owns 28,725,068 shares of Issuer Common Stock, including 2,682,964 shares issuable upon conversion of the Convertible Promissory Note, 2,682,964 shares issuable upon the exercise of the Warrants and 3,000,000 shares issued to TII, constituting approximately 17.91% of the outstanding Issuer Common Stock. The Reporting Person disclaims beneficial ownership of the TII Shares.


                  (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 28,725,068 shares of Issuer Common Stock.

                  (c)    See Items 3, 4 and 5(a).

                  (d) The Reporting Person has pledged 18,776,176 shares of Issuer Common Stock. to AT&T Corp. to secure a promissory note in the original principal amount of $10 million issued by the Issuer in favor of AT&T Corp.

                  (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except for (i) the Modification Agreement, the Convertible
Promissory Note, the Warrants, the Registration Rights Agreement (referred to below), the Accession Agreement (referred to below), the agreements relating to the settlement of obligations under the TII Commitment Letter and except as set forth in the Reporting Person's initial filing on Schedule 13D , the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Pursuant to an Accession Agreement to a Registration Rights Agreement, the Issuer granted shelf and piggyback resale registration rights to the Reporting Person and TII with respect to the Restructuring Shares, the shares of Issuer Common stock issuable upon conversion of the Convertible Promissory Note, the shares of Issuer Common Stock Issued upon exercise of the Warrants and the TII Shares.



Item 7.    Material to Be Filed as Exhibits.
           --------------------------------

         The following documents are filed as exhibits:

         1. Power of Attorney dated March 1, 2001 (incorporated by reference to Exhibit 1 of Reporting Person's initial filing on
                  Schedule 13D filed on March 5, 2001).


                                       5
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                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 6 of 8 Pages
---------------------                                       --------------------


         2. Modification Agreement dated as of June 1, 2001 between EasyLink Services Corporation and George Abi Zeid.

         3. Registration Rights Agreement, dated as of June 1, 2001 by and between EasyLink Services Corporation, a Delaware corporation and GATX Financial Corporation, a Delaware corporation (incorporated by reference to Exhibit D to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated October 1, 2001).

         4. Accession Agreement, dated as of November 27, 2001 between EasyLink Services Corporation and George Abi Zeid.

         5. Letter Agreement dated November 20, 2001 among EasyLink Services Corporation, George Abi Zeid and Telecom International, Inc.

         6. Equipment Lease Agreement dated November 20, 2001 between EasyLink Services Corporation and Telecom International, Inc.

                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 7 of 8 Pages
---------------------                                       --------------------

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 18, 2001

                                                *
                                   --------------------------
                                   George Abi Zeid

                                  * By s/ David Ambrosia
                                       ---------------------------------------
                                    David W. Ambrosia, Attorney-In-Fact
                                    For George Abi Zeid


                                       7
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                        Amendment No. 1 to Schedule 13D

---------------------                                       --------------------
CUSIP NO. 27784T 10 1                                        Page 8 of 8 Pages
---------------------                                       --------------------


                                                           Exhibit Index


         1. Power of Attorney dated March 1, 2001(incorporated by reference to Exhibit 1 of Reporting Person's initial filing on
                  Schedule 13D filed on March 5, 2001).

         2. Modification Agreement dated as of June 1, 2001 between EasyLink Services Corporation and George Abi Zeid.

         3. Registration Rights Agreement, dated as of June 1, 2001 by and between EasyLink Services Corporation, a Delaware corporation and GATX Financial Corporation, a Delaware corporation (incorporated by reference to Exhibit D to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated October 1, 2001).

         4. Accession Agreement, dated as of November 27, 2001 between EasyLink Services Corporation and George Abi Zeid.

         5. Letter Agreement dated November 20, 2001 among EasyLink Services Corporation, George Abi Zeid and Telecom International, Inc.

         6. Equipment Lease Agreement dated November 20, 2001 between EasyLink Services Corporation and Telecom International, Inc.


                                       8